June 21, 2018

Frank Lonegro
Chief Financial Officer
CSX CORP
500 Water Street, 15th Floor
Jacksonville, FL 32202

       Re: CSX CORP
           Form 10-K for the Fiscal Year Ended December 31, 2017
           Form 10-Q for Fiscal Period Ended March 31, 2018
           File No. 001-08022

Dear Mr. Lonegro:

        We have limited our review of your filing to the financial statements and related disclosures and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

       After reviewing your response to this comment, we may have additional comments.



Form 10-Q for the Fiscal Period Ended March 31, 2018

Note 11 - Revenues, page 23

1. We note that you report revenue from interline transportation services on a net basis.
      Please provide us with your analysis regarding how you determined you were an agent in these transactions. Reference ASC 606-10-55-36 through 39.
       In closing, we remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.
 Frank Lonegro
CSX CORP
June 21, 2018
Page 2

       You may contact Jim Dunn at (202) 551-3724 or Claire Erlanger at (202) 551-3301 with any questions.

FirstName LastNameFrank Lonegro
Comapany NameCSX CORP
                                                         Division of
Corporation Finance
June 21, 2018 Page 2                                     Office of
Transportation and Leisure
FirstName LastName